Exhibit 99.1

[Logo]ZARLINK
      SEMICONDUCTOR                                                 NEWS RELEASE
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Two Independent  Advisory Services  Recommend  Shareholders Vote "FOR" Zarlink's
Slate of Directors

o Company Urges Shareholders to Support Company's Board of Directors and VOTE the YELLOW Proxy Card Today

OTTAWA, CANADA, July 15, 2008 - Zarlink Semiconductor (NYSE/TSX: ZL) today announced that independent proxy advisory company PROXY Governance, Inc. has recommended that its clients vote FOR the reelection of Zarlink's slate of nominees for the Board of Directors and reject the five individuals nominated by Scott Leckie, Daniel Owen and David Banks ("the Leckie Group" or "the dissidents"). In its recommendation, PROXY Governance, Inc. questions the Leckie's Group's stated plan to halt Company actions, while supporting the efforts of the Company's Board of Directors and Management to continue to deliver on its strategic plan.

This announcement comes on the heels of a supportive analysis and conclusion by Glass, Lewis & Co. that also recommends Zarlink shareholders Vote "FOR" the Company's slate of Directors. All of Zarlink's eight current directors are standing for reelection at the Company's Annual and Special Meeting of Shareholders on July 23, 2008.

PROXY Governance, Inc. is an independent proxy advisory and voting company that works to provide objective advice that supports the goal of building long-term shareholder value. PROXY Governance provides research and proxy voting recommendations on U.S. and non-U.S. publicly reporting companies.

In recommending that shareholders vote FOR all nominees on the Company's YELLOW proxy card, PROXY Governance, Inc. did note that many shareholders will have a certain sympathy for the dissidents' frustrations, but stated that*:

o "...we find the dissidents' plans far less compelling than their frustrations. Reading through the dissident proxy circular, one is struck by how heavily it relies on an utterly unlikely time-out period during which the dissident nominees can, in their own words, come up to speed

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      on 'the  company's  strengths  and  weaknesses'  so they may  successfully
      're-engineer the strategic plan to develop and refine' their plans for the company."

o "However, there is clear evidence that the incumbent board and its management team have faced down many of the difficult choices a turnaround requires, and credible early indications - seconded by several equity analysts - that the company has turned the corner."

o "...none of the dissident nominees appear to have backgrounds better suited to delivering on the strategic plan than the incumbent directors."

o "...we believe shareholders would be better served by granting the board continued latitude to deliver on its strategic plan."

PROXY Governance, Inc. concluded that although the dissident action has served to give notice to the board that shareholders are frustrated with the pace of recovery the board is overseeing: "...we question whether the dissidents' alternative plan for success is sufficiently grounded, detailed, and credible. As the board's strategic plan has begun to demonstrate early success, and as none of the dissident nominees appear to have experience or skills better suited to delivering on the strategic plan than the incumbent directors, we believe shareholders would be better served by granting the board continued latitude to deliver on its strategic plan."

*Permission to quote from PROXY Governance, Inc. was neither sought nor obtained.

Important shareholder voting instructions

The Zarlink proxy to vote is YELLOW. Your vote is important, regardless of how many shares you own. Voting is a very quick and easy process. To be effective completed YELLOW proxies must be received by 10:30 a.m. on July 21, 2008. Due to the limited time available we recommend voting by Internet, telephone or facsimile today or at least 24 hours in advance of the proxy cut-off. If you have already voted using the dissident proxy you have every right to change your vote as it is the later dated proxy that will be counted.

We urge you to carefully consider the ramifications of your vote and to submit your YELLOW proxy today FOR the election of the slate of director nominees set out in the

Zarlink Management Proxy Circular. Please discard any proxy or related materials you may receive from the Dissidents and vote using only the YELLOW form of proxy. For ease of voting, Zarlink shareholders are encouraged to vote using the Internet and entering their YELLOW control number. Please visit www.zarlink.com for additional information.

Shareholders with questions or needing assistance in voting their YELLOW proxy are encouraged to call Zarlink's proxy solicitation agent, Georgeson (North American toll-free, 1-866-717-8088).

About Zarlink Semiconductor

For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our dependence on revenue generation from our legacy products in order to fund development of our new products; our ability to successfully integrate Legerity and any businesses acquired in the future; any potential undisclosed liabilities associated with the Legerity acquisition; our ability to operate profitably and generate positive cash flows in the future; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

                                     - 30 -

For further information:

Ed Goffin
613 270-7112
edward.goffin@zarlink.com